EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

Enterra Energy Trust ("Enterra")

Suite 2600, 500 B 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

April 22, 2005

ITEM 3   News Release:

A press release was issued on April 27, 2005 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

Enterra has entered into an arrangement with Kingsbridge Capital Limited (“Kingsbridge”) for a drawdown equity financing, whereby Kingsbridge has committed to purchase up to US $100 million trust units of Enterra.

ITEM 5   Full Description of Material Change:

Enterra and Kingsbridge entered into a Trust Unit Sale Agreement on April 22, 2005, whereby Kingsbridge has committed to purchase up to US$100 million trust units (“Trust Units”) of Enterra over the next two years.  The arrangement is a drawdown equity commitment.  Enterra has no obligation to access any of the capital available, but may do so at its option.  The subscription price of the Trust Units in each drawdown will be 92% of the fifteen day volume weighted average trading price of the Trust Units on Nasdaq, provided that the price must be at least US$12.00 and must not be lower than the minimum price permitted by the rules of the Toronto Stock Exchange.  The first draw can be up to a maximum of US$10 million, and each subsequent draw can be up to a maximum of the lower of 4% of Enterra’s market capitalization or US$25 million.  The financing arrangement is to be used for acquisitions and drawdowns may not be used to pay distributions on the Trust Units.

In conjunction with the commitment, Enterra is granting a warrant to Kingsbridge to purchase 301,000 Trust Units.  The warrant cannot be exercised for three months and then has a three year term.  The exercise price of the warrant is initially US$25.77 per Trust Unit, which will be reduced each month by the amount of Enterra’s distribution for such month on the Trust Units; provided that the price shall not decrease below US$21.55 per Trust Unit in accordance with the pricing rules for convertible securities of the Toronto Stock Exchange.

Enterra has agreed tol register the Trust Units sold to Kingsbridge for resale in the United States.  The financing arrangement and the issuance of the warrant is subject to the approval of the Toronto Stock Exchange.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Reg J. Greenslade, President and Chief Operating Officer of Enterra, is knowledgeable about the material changes set forth herein and can be reached at (403) 213-2507.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on April 29, 2005.